Consent of Independent Registered Public Accounting Firm The Board of Directors AbCellera Biologics Inc. We consent to the use of our report dated February 24, 2026, on the consolidated financial statements of AbCellera Biologics Inc., which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes, and our report dated February 24, 2026 on the effectiveness of internal control over financial reporting as of December 31, 2025, which are incorporated by reference in the Registration Statement on Form S-8 dated February 24, 2026 of AbCellera Biologics Inc. /s/ KPMG LLP Chartered Professional Accountants February 24, 2026 Vancouver, Canada